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Exhibit (a)(5)(B)

Tucows Announces Commencement of Third Dutch Auction Tender Offer to
Repurchase up to 5 Million Common Shares

        TORONTO—August 20, 2009—Tucows Inc. (NYSE AMEX:TCX, TSX:TC) a global provider of domain names, email and other Internet services, announced today that it is commencing a modified "Dutch auction" tender offer to repurchase up to 5,000,000 shares of its common stock, representing approximately 7.4% of Tucows' outstanding shares. The closing price of Tucows common stock on the NYSE Amex on August 19, 2009 was $0.54.

        Under the tender offer, shareholders will have the opportunity to tender some or all of their shares at a price within the range of $0.40 to $0.60 per share. Based on the number of shares tendered and the prices specified by the tendering shareholders, Tucows will determine the lowest per share price within the range that will enable it to buy 5,000,000 shares, or such lesser number of shares that are properly tendered. If shareholders of more than 5,000,000 shares properly tender their shares at or below the determined price per share, Tucows will purchase shares tendered by such shareholders, at the determined price per share, on a pro rata basis. Additionally, if more than 5,000,000 shares are properly tendered, the number of shares to be repurchased by Tucows pursuant to the tender offer may, at the discretion of Tucows, be increased by up to 2% of Tucows' outstanding shares, or approximately 1,357,000 shares, without amending or extending the tender offer.

        Shareholders whose shares are purchased in the offer will be paid the determined purchase price per share net in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject to a number of other terms and conditions specified in the offer to purchase that is being distributed to shareholders. The offer will expire at 5:00 P.M., New York City Time, on Friday, September 18, 2009.

        The information agent for the offer will be StockTrans, Inc. None of Tucows, its board of directors or the information agent is or will be making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by Tucows. Tucows' board of directors and its executive officers do not intend to participate in this tender offer.

        This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Tucows' common stock. The offer will be made solely by the offer to purchase and the related letter of transmittal. Stockholders and investors are urged to read Tucows' tender offer statement on Schedule TO that will be filed with the Securities and Exchange Commission in connection with the tender offer, which includes exhibits, the offer to purchase and the related letter of transmittal, as well as any amendments or supplements to the statement when they become available, because they contain important information. Each of these documents has been or will be filed with the Securities and Exchange Commission, and investors may obtain them for free from the Securities and Exchange Commission at its website (www.sec.gov) or from StockTrans, Inc., the information agent for the tender offer, by directing such request to: StockTrans, Inc., Attn: Re-Organization Dept., 44 West Lancaster Avenue, Ardmore, PA 19003, telephone (800) 733-1121.

About Tucows

        Tucows is a global Internet services company. OpenSRS manages over 8 million domain names and millions of email boxes through a reseller network of over 9,000 web hosts and ISPs. Hover is the easiest way for individuals and small businesses to manage their domain names and email addresses. YummyNames owns premium domain names that generate revenue through advertising or resale. Butterscotch.com is an online video network building on the foundation of Tucows.com. More information can be found at http://tucowsinc.com.

        For further information: Lawrence Chamberlain, The Equicom Group for Tucows Inc., (416) 815-0700 ext. 257, lchamberlain@equicomgroup.com

         This news release contains, in addition to historical information, forward-looking statements related to such matters as our business, including the timing and total number of shares to be purchased under the proposed tender offer. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks, which could cause actual results to differ materially from those described in the forward-looking statements. Information about potential factors that could affect Tucows' business, results of operations and financial condition is included in the Risk Factors sections of Tucows' filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to Tucows as of the date of this document, and Tucows assumes no obligation to update such forward-looking statements.

         TUCOWS is a registered trademark of Tucows Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.

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  Exhibit (a)(5)(B)
Tucows Announces Commencement of Third Dutch Auction Tender Offer to Repurchase up to 5 Million Common Shares